Exhibit 99.2

2023 FIRST HALF RESULT A LANVIN GROUP

DISCLAIMER Forward-Looking Statements This presentation, including the sections “2023 First Half Achievements”, “2023 Outlook”, “Brand-Level Performance” and “Appendix”, contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “guidance,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Non-IFRS Financial Metrics This presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward -looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. 2

BUILDING THE NEW LUXURV LANVIN GROUP

2023 FIRST HALF ACHIEVEMENTS 01 Solid Overall Growth Across All Channels and Regions 02 Improved Margins and Breakeven on Track; Significant Operating Leverage Built 03 Lanvin Creative Transition- Foundation Set for the Future 04 New Creative Director at Wolford 05 Reacquisition of Lanvin Japan Trademark LANVIN GROUP

LANVIN GROUPS NUMBERS AT A GLANCE H123 H123 Global Global Revenue Revenue Growth €215mm +6.4% H123 vs. H122 H123 vs. H122 Gross Profit Margin Change Contribution Profit0/o(1) Change +258 bps +398 bps H123 Greater China Revenue Growth +13.9% H123 vs. H122 Adj. Operating Profit%(1) Change +587bps (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. 5

REVENUE BRIDGE BY BRAND

LANVIN FIRST HALF REVENUES WERE LOWER DUE TO CREATIVE TRANSITION; ALL OTHER BRANDS SHOWED NOTABLE GROWTH



Revenue Growth Bridge by Brand H1 2021-H1 2023(€ in mm)
€ 117
€ 202
-€ 7
€ 5
€ 6
€ 5
€ 5
-€ 1
€ 215
H1 2021
H1 2022
LANVIN
Wolford
sergio rossi
ST. JOHN
CARUSO
Eliminations
H1 2023

- Lanvin's revenue was lower mainly due to softer market conditions and comparatively fewer product and marketing initiatives in H1 2023, as it utilized the first half to execute a creative transition and pushed most of the key launches and campaigns to the second half
- The other brands continued their growth trajectory and delivered a strong 14.7% growth versus the same prior last year

6

REGIONAL AND CHANNEL GROWTH Hl 23 Revenue Growth by Region (€ in mm) Hl 23 Revenue Breakdown by Region (%) €3 €215 Other(1l €3 Greater €2 +27.1% €5 China €202 EMEA North +5.3% America +2.6% H1 22 EMEA North America Greater China Other H1 23 H1 23 Revenue Growth by Channel (€ in mm) H123 Revenue Breakdown by Channel (%) Other(1l €2 €5 €215 €6 +177.8% €202 Wholesale 2.2% DTC +5.1% H1 22 DTC Wholesale Other H123 • First-half regional growth began accelerating in April • The Group managed through softness in the North American market in the first-half of the year • EMEA showed limited growth from strong local demand, with lower Chinese tourism in-turn benefitting Greater China regional revenues • Driver of channel growth was the DTC channel along with royalty income from the Lanvin Japan trademark reacquisition (1) Other includes: Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. 7

H1 BRAND HIGHLIGHTS (1/3) LANVIN: REAFFIRMED BRAND POSITIONING AND SUCCESSFUL CREATIVE REORGANIZATION Well Received Fall/Winter Integration of Global Successful Creative Lanvin Lab 1st Guest Designer 2023 Fashion Show Trademark Reorganization—Future The collection is a rediscovery of French In March 2023, Lanvin reacquired its Japan Lanvin parted away with Bruno Sialelli and As a space to dream and play, Lanvin Lab elegance and exuberance—the very soul of trademarks from its strategic partner, reframed the house’s creative strategy around announced acclaimed Grammy-winning Lanvin. Largely positive media opinion and ltochu Corporation, to further integrate its a singular vision, with the establishment of two artist Future as creative director for its first highly acclaimed for being elegant and globaiiP and brand management. new vertical organizational structures: Leather collection, landing in winter 2023 with RTW wearable. Goods & Accessories and Lanvin Lab. and accessories for both women and men. 8

H1 BRAND HIGHLIGHTS (2/3)

INCREASED BRAND VOICE THROUGH IMPACTFUL MARKETING CAMPAIGNS


1

Wolford Presented Powerful Campaign with Grace Jones

As a legendary singer and style icon, Grace Jones's bold sense of confidence has inspired women for generations. Grace shares the vision of everlasting, powerful style and has made Wolford pieces her own since the 1990s.


2

Sergio Rossi the "High Heel Project"

The creation of a new SI ROSSI model tailor-made for Japanese artist Mari Katayama who has walked with prosthetic legs since 9: a bold and sculptural aesthetic, symbolizing creativity which is capable of overcoming all limits.


3

Wolford W Club for Women Empowerment

The W Club in 2023 becomes a vehicle of women empowerment, to support the wider storytelling at brand level. Wolford proposes physical activities able to improve women's self-esteem, confidence and body awareness.


4

St. John x Shonda Rhimes #OwnYourPower

St. John introduced the #OwnYourPower campaign featuring Shonda Rhimes - the award-winning television creator, producer and author - to celebrate a unique sisterhood of incredible women doing extraordinary things.

9

H1 BRAND HIGHLIGHTS (3/3)

ONGOING PRODUCT INNOVATION WITH NEW CREATIVE POWER AND BRAND COLLABORATIONS


1

Wolford Onboarded Nao Takekoshi as Creative Director

Nao's arrival marks an important step in the development of Wolford's strategy, which is based on strengthening and modernizing its iconic style while shaping it into a global brand.


2

St. John Partnered with Celebrity Stylist Karla Welch

Karla Welch, stylist to stars like Hailey Bieber and Olivia Wilde, joined St. John as Creative Consultant to co-create collections that make a woman's perfect daily wardrobe.


3

Sergio Rossi Launched Special Capsule with AREA

The new capsule collection with AREA – the breakout apparel brand from New York - rewrote the rules of a new femininity: more empowered, bold and more inclusive than ever.


4

Wolford Launched Special Capsule with N°21

Wolford x N°21 is a sophisticated celebration of female sensuality, with versatile, effortlessly elegant styles in luxurious, premium fabrics that cling to the skin in all the right places.

10

PRIORITIZING MARGIN IMPROVEMENT PERIOD-OVER-PERIOD IMPROVEMENT IN THE GROUP’S GROSS PROFIT AND CONTRIBUTION PROFIT MARGINS Lanvin Group Gross Profit Lanvin Group Contribution Profit(1) Lanvin Group Adjusted EBITDA(1) (€ in mm) (€ in mm) ({in mm) GP% ï¿½ CP% ï¿½ Adj. EBITDA% ï¿½ H121 H122 H123 €125 €15 €113 €6 €61 -€36 -€36 H121 H122 H123 -€41 -€10 H121 H122 H123 • Growth profit margin continued to improve thanks to larger revenue scale, higher DTC contribution, and improved product offerings • Contribution profit improved significantly as a result of higher gross profit margin and better expense management • Adjusted EBITDA declined mainly due to lower revenue at Lanvin, lower cost absorption, and increased investments in selling and marketing (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. 11

CONTRIBUTION PROFIT CONTINUES TO GROW Contribution Profit(1) Bridge by Brand H1 2022-H1 2023 (€ in mm) €1 € 15 (2) €1 -€ 1 €2 €6 €6 -€ 1 HQand H1 2022 LANVIN serg1o ross1 ST JOHN CARUSO Hl2023 Eliminations (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. (2) There is a certain discrepancy due to rounding when the numbers are added. Note: HQ and eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. 12

MARGIN EVOLUTION LANVIN GROUP IS A STORY OF CONSISTENT GROWTH, MARGIN IMPROVEMENT, AND A HISTORICALLY STRONG SECOND HALF Lanvin Group Revenue Growth Lanvin Group Gross Profit% Evolution Lanvin Group Contribution Profit (1)% ( Semi-annual, € in mm) Evolution +667bps ———--1 H121- H123 CAGR: I r-——— +1559bps ————, r-——- t I +35.5% I .... ... I 58.5°/o 7.6% 6.9°/o 221 215 57.0% 56.8% 202 192 55.9% 3.3% 2.9% H1 21 H2 21 H122 H2 22 H123 117 51.8% H1 21 H2 21 H122 H2 22 H123 H1 21 H2 21 H122 H2 22 H123 -8.7% (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. 13

OPEX% CONTINUES TO IMPROVE OPEX% Incidence on Revenue H1 2021 -H1 2023 G&A expenses(€ in mm) • Marketing and selling expenses(€ in mm) %of Revenue ï¿½ ï¿½ €183 €188 €77 €76 €126 €55 H1 2021 H12022 H12023 14

RETAIL OPTIMIZATION NEARS COMPLETION ONGOING UPGRADE OF STORE NETWORK, WITH DISCIPLINED NEW OPENINGS AND CLOSURES OF UNDERPERFORMING LOCATIONS Lanvin Group DOS Evolution by Brand Selected Recently Opened and Upgraded Boutiques 4 4 291 3 282 -21 FY22 Total H1 23 LANVlN 1[ï¿½ï¿½]1 ST. JOHN SergiO rOSSI Closure Lanvn- New York Madison Avenue Sergio Rossi- Beijing SKP Lanvin Group DOS Evolution by Region 6 2 0 291 4 ST.JOHN 282 -21 Wolford- Hong Kong IFC St. John—California Topanga FY22 EMEA North Greater Other Total H1 23 America China Asia Closur es Note: DOS as of 3151 December 2022 and June 301h 2023 and refers to Directly Operated Stores which include shop-in-shop, retail, outlet & pop-up stores. 15

2023 OUTLOOK DRIVING TOPLINE GROWTH AND MARGIN IMPROVEMENT Momentum to continue in 2023 with China growth and improving 01 US economy; planned marketing initiatives to support second -half growth Continued focus on driving topline to promote economies of 02 scale, inventory management, and operating efficiencies to improve margin; on track for Adjusted EBITDA breakeven in 2024 03 Potential new investment and acquisition opportunities to further complete brand ecosystem and generate synergies

BRAND-LEVEL PERFORMANCE LANVIN GROUP

LANVIN 2023 Hl RESULTS • Revenue was lower by 10.8o/o from €64mm in H1 2022 to €57mm in H1 2023—Decrease mainly driven by creative transition in H1 2023; but foundation is now set for the future of the brand—Additionally, fewer product and marketing initiatives in H1 2023 versus prior year contributed to decrease—Lanvin has plans to announce a new Artistic Director in the coming months • Gross Profit Margin increased significantly from 47.0o/o in the H1 2022 to 56.0o/o in H1 2023, from higher contribution of DTC revenue and accessory categories • H2 2023 is expected to improve with the launch of key marketing initiatives and product capsules, new retail openings, as well as improving global market trends Lanvin Key Financials H121 H122 H123 (€in Thousands) Revenue €29,471 €63,949 €57,052 YoY% 117.0% -10.8% Gross Profit €14,502 €30,048 €31,959 GP Margin% 49.2% 47.0% 56.0% Contribution Profit (1) -€10,323 -€4,312 -€4,834 CPMargin% -35.0% -6.7% -8.5% {1) Non-IFRS Financial Measure. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. 18

WOLFORD 2023 H1 RESULTS


[Wolford]

- Revenue grew 8.4% from €54mm in H1 2022 to €59mm in H1 2023
  - 46.7% growth in Greater China driven by DTC and new franchise stores; Strong growth in North America at 10.3% driven by DTC channel improvement
  - Growth also driven by price increases and strong sales of athleisure collection "The W"
  - 28.2% growth in wholesale driven opening of new franchise locations as well as organic growth and price increases
- Nao Takekoshi was appointed as Creative Director; and impactful collaborations with Grace Jones, N°21, and launching of The W Club
- Significant improvement in Contribution Profit by completing operating initiatives and getting beyond extraordinary costs that impacted the results in prior periods
- 2023 will see continued progress in the second half with several collaborations and initiatives, and Nao Takekoshi's Ultimate Leggings project

Wolford Key Financials (€ in Thousands)	**H1 21**	**H1 22**	**H1 23**
Revenue	€41,941	€54,261	€58,802
YoY%		*29.4%*	*8.4%*
Gross Profit	€26,916	€38,383	€42,062
GP Margin%	*64.2%*	*70.7%*	*71.5%*
Contribution Profit [(1)]	-€1,656	-€1,954	€3,934
CP Margin%	*-3.9%*	*-3.6%*	*6.7%*

(1) Non-IFRS Financial Measure. Please see Page 36 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

19

SERGIO ROSSI 2023 H1 RESULTS


sergio rossi

- Revenue grew 22.4% from €27mm in H1 2022 to €33mm in H1 2023
  - Strong regional growth with EMEA growing at 29.5%, North America at 31.5%, and Greater China at 20.9%
  - DTC growth at 15.0% and wholesale at 31.3%; growth in wholesale driven by increased production orders for third-party clients
  - Optimized product mix strategies taking hold; balancing carry-over and seasonal collections
- Gross Profit Margin declined due to increased wholesale revenue and increased third-party production as a percentage of wholesale revenue
  - While wholesale Gross Profit Margin lowered the overall margin, all other channels saw increases
- Contribution Profit Margin continued to make gains growing from 13.4% to 17.5% period-over-period by leveraging sales growth and stabilizing operating expenses
- Key growth drivers were product development and new collection launches, optimization of merchandise strategies, and a robust rebound in the Greater China market

Sergio Rossi Key Financials (€ in Thousands)	**H1 22**	**H1 23**
Revenue	€26,969	€33,019
YoY%		*22.4%*
Gross Profit	€14,798	€17,135
GP Margin%	*54.9%*	*51.9%*
Contribution Profit [1]	€3,618	€5,780
CP Margin%	*13.4%*	*17.5%*

(1) Non-IFRS Financial Measure. Please see Page 36 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

20

ST. JOHN 2023 H1 RESULTS


ST. JOHN

- Revenue grew 11.3% from €42mm in H1 2022 to €47mm in H1 2023
  - 23.8% growth in DTC channel with revenue increasing from €30mm in H1 2022 to €38mm in H1 2023
  - Wholesale decreased by 22.8% from €11mm in H1 2022 to €9mm in H1 2023, as St. John continues to modify its channel strategy and also from a large one-time order from a client in the first half of 2022 which did not recur in the first half of 2023
  - Efforts to grow the brand outside of North America led to an 81.7% revenue increase in regions excluding North America
- Pricing strategy and product mix initiatives led to continued improvement in Gross Profit Margin, and Contribution Profit Margin
- St. John continues to improve upon its operating fundamentals and is expected to continue its upward trajectory in the second half with the anticipated improvement in the US economy

St. John Key Financials (€ in Thousands)	**H1 21**	**H1 22**	**H1 23**
Revenue	€33,373	€41,924	€46,663
YoY%		*25.6%*	*11.3%*
Gross Profit	€16,406	€25,754	€29,024
GP Margin%	*49.2%*	*61.4%*	*62.2%*
Contribution Profit [1]	-€791	€4,587	€5,305
CP Margin%	*-2.4%*	*10.9%*	*11.4%*

(1) Non-IFRS Financial Measure. Please see Page 36 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

21

CARUSO 2023 Hl RESULTS • Revenue grew 33.6°/o from €15mm in H1 2022 to €20mm in H1 2023—Robust client roster for its B2B Maisons manufacturing business drove significant growth—The brand also had a strong reception to its Caruso collection which also saw strong revenue growth • EMEA continues to be a stronghold for Caruso with a 42.9°/o topline increase • Gross Profit and Contribution Profit steadily increased driven by strong topline growth • The second half of 2023 is expected to show continued growth in revenue from improving global markets and the continued “quiet luxury” trend Caruso Key Financials H121 H122 H123 (€ in Thousands) Revenue €12,328 €14,919 €19,926 YoY% 21.0% 33.6% Gross Profit €2,533 €3,731 €5,233 GP Margin% 20.5% 25.0% 26.3% Contribution Profit (1l €1,958 €3,063 €4,391 CPMargin% 15.9% 20.5% 22.0% {1) Non-IFRS Financial Measure. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. 22

APPENDIX LANVIN GROUP

LANVIN GROUP CONSOLIDATED INCOME STATEMENT

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated P&L	2021		2022		2023	
	H1	%	H1	%	H1	%
Revenue	**116,882**	**100.0%**	**201,700**	**100.0%**	**214,537**	**100.0%**
Cost of sales	-56,327	-48.2%	-88,957	-44.1%	-89,083	-41.5%
Gross Profit	**60,555**	**51.8%**	**112,743**	**55.9%**	**125,454**	**58.5%**
Marketing and selling expenses	-70,683	-60.5%	-106,810	-53.0%	-110,600	-51.6%
General and administrative expenses	-54,807	-46.9%	-75,771	-37.6%	-76,544	-35.7%
Other operating income and expenses	1,420	1.2%	8,378	4.2%	-7,960	-3.7%
Loss from operations before non-underlying items	**-63,515**	**-54.3%**	**-61,460**	**-30.5%**	**-69,650**	**-32.5%**
Non-underlying items	467	0.4%	570	0.3%	9,666	4.5%
Loss from operations	**-63,048**	**-53.9%**	**-60,890**	**-30.2%**	**-59,984**	**-28.0%**
Finance cost – net	-5,119	-4.4%	-8,080	-4.0%	-11,970	-5.6%
Loss before income tax	**-68,167**	**-58.3%**	**-68,970**	**-34.2%**	**-71,954**	**-33.5%**
Income tax benefits / (expenses)	-461	-0.4%	256	0.1%	-271	-0.1%
Loss for the year	**-68,628**	**-58.7%**	**-68,714**	**-34.1%**	**-72,225**	**-33.7%**
Contribution Profit (1)	-10,128	-8.7%	5,933	2.9%	14,854	6.9%
Adjusted Operating Profit (1)	-64,935	-55.6%	-69,838	-34.6%	-61,690	-28.8%
Adjusted EBIT (1)	-60,142	-51.5%	-57,163	-28.3%	-67,679	-31.5%
Adjusted EBITDA (1)	-35,914	-30.7%	-35,519	-17.6%	-40,916	-19.1%

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions.

24

LANVIN GROUP CONSOLIDATED BALANCE SHEET

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated Balance Sheet	2022 FY	2023 H1
Assets		
Non-current assets		
Intangible assets	181,485	208,263
Goodwill	69,323	69,323
Property, plant and equipment	46,801	45,613
Right-of-use assets	121,731	119,097
Deferred income tax assets	17,297	16,625
Other non-current assets	15,265	15,843
	451,902	**474,764**
Current assets		
Inventories	109,094	114,875
Trade receivables	48,868	50,767
Other current assets	30,467	36,645
Cash and bank balances	91,897	30,847
	280,326	**233,134**
Total assets	**732,228**	**707,898**

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated Balance Sheet	2022 FY	2023 H1
Liabilities		
Non-current liabilities		
Non-current borrowings	18,115	35,298
Non-current lease liabilities	105,986	103,458
Non-current provisions	4,111	3,292
Employee benefits	15,128	17,392
Deferred income tax liabilities	54,660	53,423
Other non-current liabilities	690	5,413
	198,690	**218,276**
Current liabilities		
Trade payables	73,114	75,489
Bank overdrafts	148	0
Current borrowings	15,370	16,724
Current lease liabilities	34,605	32,455
Current provisions	3,014	2,359
Other current liabilities	106,481	118,858
	232,732	**245,885**
Total liabilities	**431,422**	**464,161**
Net assets	**300,806**	**243,737**
Equity		
Equity attributable to owners of the Company		
Share capital	*	*
Treasury shares	-25,023	-25,023
Other reserves	762,961	769,898
Accumulated losses	-442,618	-505,620
	295,320	**239,255**
Non- controlling interests	5,486	4,482
Total equity	**300,806**	**243,737**

Note: Amounts less than Euro1,000 is indicated with "*".

25

LANVIN GROUP CONSOLIDATED CASH FLOW (€in Thousands, unless otherwise noted) 2021 2022 2023 Lanvin Group Consolidated Cash Flow Net cash used in operating activities -33,903 -51,825 -58,118 Net cash used in investing activities -3,498 -5,556 -28,531 Net cash generated from financing activities 53.293 17.465 26,396 Net increase/(decrease) in cash and cash equivalents 15,892 -39,916 -60,253 Cash and cash equivalents less bank overdrafts at the beginning of the year 44,171 88,658 91,749 Effect of foreign exchange differences on cash and cash equivalents 708 2,185 -649 Cash and cash equivalents less bank overdrafts at end of the year 60,771 50,927 30,847 26

LANVIN BRAND KEY FINANCIALS (€in thousands, unless otherwise noted) 2021 2022 2023 anvin Brand Key Financials .... -ï¿½-ï¿½- Key Financials on P&l Revenue 29,471 100.0% 63,949 100.0% 57,052 100.0% 117.0% -10.8% 39.1% Gross Profit 14,502 49.2% 30,048 47.0% 31,959 56.0% Selling and distribution expenses -24,825 -84.2% -34,360 -53.7% -36,793 -64.5% Contribution Profit (1) -10,323 -35.0% -4,312 -6.7% -4,834 -8.5% Revenue by Geography EMEA 11,543 39.2% 34,779 54.4% 29,443 51.6% 201.3% -15.3% 59.7% North America 4,556 15.5% 15,255 23.9% 13,195 23.1% 234.8% -13.5% 70.2% Greater China 11,351 38.5% 12,362 19.3% 11,092 19.4% 8.9% -10.3% -1.1% Other 2,022 6.9% 1,553 2.4% 3,322 5.8% -23.2% 113.9% 28.2% Revenue by Channel DTC 17,654 59.9% 30,879 48.3% 26,780 46.9% 74.9% -13.3% 23.2% Wholesale 8,562 29.1% 30,799 48.2% 23,022 40.4% 259.7% -25.2% 64.0% Other 3,255 11.0% 2,271 3.6% 7,250 12.7% -30.2% 219.3% 49.3% (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a certain discrepancy due to rounding when the numbers are added. 27

WOLFORD BRAND KEY FINANCIALS (€in thousands, unless otherwise noted) olford Brand Key Financials Key Financials on P&L Revenue 41,941 100.0% 54,261 100.0% 58,802 100.0% 29.4% 8.4% 18.4% Gross Profit 26,916 64.2% 38,383 70.7% 42,062 71.5% Selling and distribution expenses -28,572 -68.1% -40,337 -74.3% -38,128 -64.8% Contribution Profit (1) -1,656 -3.9% -1,954 -3.6% 3,934 6.7% Revenue by Geography EMEA 29,936 71.4% 38,202 70.4% 40,083 68.2% 27.6% 4.9% 15.7% North America 8,681 20.7% 12,891 23.8% 14,224 24.2% 48.5% 10.3% 28.0% Greater China 2,877 6.9% 2,799 5.2% 4,107 7.0% -2.7% 46.7% 19.5% Other 447 1.1% 370 0.7% 388 0.7% -17.2% 4.9% -6.8% Revenue by Channel DTC 28,517 68.0% 39,102 72.1% 39,453 67.1% 37.1% 0.9% 17.6% Wholesale 13,424 32.0% 14,557 26.8% 18,665 31.7% 8.4% 28.2% 17.9% Other 0 0.0% 602 1.1% 684 1.2% NM 13.5% NM (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a certain discrepancydue to rounding when the numbers are added. 28

SERGIO ROSSI BRAND KEY FINANCIALS (€in thousands, unless otherwise noted) 2023 23H1v SR Brand Key Financials 22H1 Key Financials on P&l Revenue 26,969 100.0% 33,019 100.0% 22.4% Gross Profit 14,798 54.9% 17,135 51.9% Selling and distribution expenses -11,180 -41.5% -11,355 -34.4% Contribution Profit (1) 3,618 13.4% 5,780 17.5% Revenue by Geography EMEA 14,267 52.9% 18,509 56.0% 29.7% North America 643 2.4% 846 2.6% 31.5% Greater China 5,252 19.5% 6,350 19.2% 20.9% Other 6,808 25.2% 7,315 22.2% 7.5% Revenue by Channel DTC 14,650 54.3% 16,847 51.0% 15.0% Wholesale 12,319 45.7% 16,172 49.0% 31.3% Other 0 0.0% 0 0.0% NM (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a certain discrepancy due to rounding when the numbers are added. 29

ST. JOHN BRAND KEY FINANCIALS (€in thousands, unless otherwise noted) 2023 t.John Brand Key Financials Key Financials on P&l Revenue 33,373 100.0% 41,924 100.0% 46,663 100.0% 25.6% 11.3% 18.2% Gross Profit 16,406 49.2% 25,754 61.4% 29,024 62.2% Selling and distribution expenses -17,197 -51.5% -21,167 -50.5% -23,719 -50.8% Contribution Profit (1) -791 -2.4% 4,587 10.9% 5,305 11.4% Revenue by Geography EMEA 453 1.4% 343 0.8% 731 1.6% -24.3% 113.2% 27.1% North America 29,751 89.1% 39,130 93.3% 41,585 89.1% 31.5% 6.3% 18.2% Greater China 3,115 9.3% 2,283 5.4% 4,251 9.1% -26.7% 86.2% 16.8% Other 54 0.2% 168 0.4% 96 0.2% 212.3% -42.8% 33.2% Revenue by Channel DTC 23,090 69.2% 30,493 72.7% 37,760 80.9% 32.1% 23.8% 27.9% Wholesale 10,283 30.8% 11,431 27.3% 8,828 18.9% 11.2% -22.8% -7.3% Other 0 0.0% 0 0.0% 75 0.2% NM NM NM (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a certain discrepancy due to rounding when the numbers are added. 30

CARUSO BRAND KEY FINANCIALS (€in thousands, unless otherwise noted) 2023 aruso Brand Key Financials Key Financials on P&l Revenue 12,328 100.0% 14,919 100.0% 19,926 100.0% 21.0% 33.6% 27.1% Gross Profit 2,533 20.5% 3,731 25.0% 5,233 26.3% Selling and distribution expenses -575 -4.7% -668 -4.5% -842 -4.2% Contribution Profit (1) 1,958 15.9% 3,063 20.5% 4,391 22.0% Revenue by Geography EMEA 9,714 78.8% 11,380 76.2% 16,260 81.6% 17.2% 42.9% 29.4% North America 1,628 13.2% 2,710 18.2% 2,674 13.4% 66.5% -1.3% 28.2% Greater China 206 1.7% 219 1.5% 32 0.2% 6.1% -85.5% -60.7% Other 780 6.3% 610 4.1% 960 4.8% -21.8% 57.3% 10.9% Revenue by Channel DTC 0 0.0% 0 0.0% 0 0.0% 0.0% 0.0% 0.0% Wholesale 12,328 100.0% 14,919 100.0% 19,926 100.0% 21.0% 33.6% 27.1% Other 0 0.0% 0 0.0% 0 0.0% NM NM NM (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a certain discrepancy due to rounding when the numbers are added. 31

LANVIN GROUP BRAND FOOTPRINT Jun 2022 Dec2022 Jun 2023 OS by Brand DOS (1) DOS (1) DOS (1) Lanvin 28 31 32 Wolford 167 163 156 St. John 48 46 44 Sergio Rossi 48 50 50 Caruso 1 0 Total 292 291 282 (1) DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores. 32

NON-IFRS FINANCIAL MEASURES (€in Thousands, unless otherwise noted) 2021 2023 econciliation of Contribution Profit Revenue 116,882 201,700 214,537 Cost of sales -56,327 -88,957 -89,083 Gross Profit 60,555 112,743 125,454 Marketing and selling expenses -70,683 -106,810 -110,600 Contribution Profit (1) -10,128 5,933 14,854 General and administrative expenses -54,807 -75,771 -76,544 Adjusted Operating Profit (1) -64,935 -69,838 -61,690 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. 33

NON-IFRS FINANCIAL MEASURES (€in Thousands, unless otherwise noted) 2021 2022 2023 econciliation of Adjusted EBIT Loss for the year -68,628 -68,714 -72,225 Add I (Deduct) the impact of: Income tax expenses 461 -256 271 Finance cost- net 5,119 8,080 11,970 Non-underlying items -467 -570 -9,666 Loss from operations before non-underlying items -63,515 -61,460 -69,650 Add I (Deduct) the impact of: Share based compensation 3,373 4,297 1,971 Adjusted EBIT (1) -60,142 -57,163 -67,679 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. 34

NON-IFRS FINANCIAL MEASURES (€in Thousands, unless otherwise noted) 2022 2023 econciliation of Adjusted EBITDA loss from operations before non-underlying items -63,515 -61,460 -69,650 D&A post IFRS16 20,554 23,094 21,518 Provision and impairment losses 5,651 6,500 -3,241 FX (gain)/losses -1,977 -7,950 8,486 ESOP 3,373 4,297 1,971 Adjusted EBITDA (1) -35,914 -35,519 -40,916 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 36 for Non-IFRS Financial Measures and Definitions. 35

NON-IFRS FINANCIAL MEASURES AND DEFINITIONS Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Contribution Profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution Profit subtracts the main variable expenses of selling and marketing expenses from Gross Profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below Contribution Profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue.We therefore use Contribution Profit Margin as a key indicator of profitability at the group level as well as the portfolio brand level. Contribution Profit Margin is defined as Contribution Profit divided by revenue. Adjusted Operating Profit is defined as Contribution Profit margin less General and administrative expenses. Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. 36